

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 23, 2017

<u>Via E-mail</u>
Mr. Stephen M. Nolan
Chief Financial Officer
Vista Outdoor, Inc.
262 North University Drive
Farmington, UT 84025

> RE: **Vista Outdoor, Inc.**
> **Form 10-K for the Year Ended March 31, 2016**
> **Filed May 27, 2016**
> **Form 8-K**
> **Filed August 11, 2016**
> **Form 8-K**
> **Filed November 10, 2016**
> **File No. 1-36597**

Dear Mr. Nolan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended March 31, 2016</u>

<u>Financial Statements</u>

<u>16. Operating Segment Information, page 78</u>

1. You disclosed that you operate your business within two operating segments, which are defined based on the reporting and review process used by the chief operating decision maker, your CEO. Please provide the following:

   - Please expand your disclosure to clarify that your operating segments are also your reportable segments. Otherwise, to the extent that operating segments have been aggregated, please explain your basis for concluding that aggregation is appropriate. Refer to ASC 280-20-50-11;

- Please identify and describe for us your reporting units and clarify whether or not your reporting units are also your operating segments; and

- To the extent your operating segment structure differs from your reporting units, please explain to us how you have identified your operating segments. As part of your response please also address the following:

  - Describe your internal management reporting process, including organization and reporting structure;

  - Describe how you determined that your CEO is your CODM;

  - Identify any segment managers and describe their responsibilities;

  - Describe how budgets are developed and resources are allocated throughout your organization;

  - Describe how performance of operating segments is evaluated including who is held accountable for their performance; and to whom they are held accountable; and

  - Describe the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization.

Form 8-K filed on August 11, 2016
Form 8-K filed on November 10, 2016

2. We note the use of Non-GAAP measures and have the following comments:

- In your reaffirmed outlook for fiscal year 2017, you appear to give more prominence to Adjusted EPS rather than the comparable GAAP measure. Please revise your future filings to also include the most comparable GAAP measure when you present Adjusted EPS. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations (CD&Is) updated on May 17, 2016;

- You indicate that management presents these Non-GAAP financial measures as the measures provide investors with an important perspective on your operating results. Please revise your disclosures to more fully and specifically explain why you believe **each** Non-GAAP financial measure you present is useful to investors. Refer to Item 10(e)(1)(i)(C) through (D);

- In your reconciliation of gross profits, operating profits and earnings per share, you appear to present a full Non-GAAP income statement with the exception of sales, net. Please revise this presentation in future filings as this presentation gives more prominence to your Non-GAAP financial measures rather than your GAAP financial measures. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations (CD&Is) updated on May 17, 2016;

- In your reconciliation of gross profits, operating profits and earnings per share, you also present adjusted income tax rate for the periods presented. Please expand your disclosures in future filings to explain how tax effects of Non-GAAP adjustments are calculated. Refer to Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations (CD&Is) updated on May 17, 2016; and

- In your reconciliation, you have removed transaction costs, transition cost and inventory step-up to arrive at your Non-GAAP measures. Given that your business strategy includes growth through acquisitions or other transactions, please explain how you determined that excluding these costs are appropriate since they appear to be normal, recurring expenses for you.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction